

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 4, 2021

<u>Via Email</u>

Sean M. Donahue, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, DC 20004-2541

> **Re:** **Aptevo Therapeutics Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 28, 2021**
> **File No. 001-37746**

Dear Mr. Donahue:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this letter, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

<u>Preliminary Proxy Statement</u>

<u>Questions and Answers About These Proxy Materials and Voting, page 1</u>

1. We note that you describe Proposal 1 as the "[e]lection of the two director nominees named in this proxy statement to serve on the Board until the 2024 annual meeting of stockholders." Notwithstanding the references elsewhere in the proxy statement to Tang Capital's competing slate of director nominees, please revise the description of Proposal 1 to remove the implication that the Company's two director nominees are the only two candidates for whom shareholders can vote at the Annual Meeting.

2. We note the following statement on page 4: "Because the Annual Meeting is expected to be the subject of a contested solicitation all proposals at the Annual Meeting are considered 'non-routine' and therefore your bank, broker or other nominee does not have the authority to vote on a proposal at the Annual Meeting if you do not provide voting instructions with respect to such proposal." Please provide us with the legal basis for this statement, including with respect to any routine proposals that are not specifically contested at the Annual Meeting. In your response, please address NYSE Rule 452.13.

3. We note the following statements on page 7: "Only votes 'For' or 'Withheld' will affect the outcome. Broker non-votes, if any, will have no effect." Please clarify how votes "Withheld" will affect the outcome of the Director Election Proposal in light of your earlier statement that "the two director nominees receiving the most 'For' votes from the holders of shares present at the meeting or represented by proxy and entitled to vote on the election of directors will be elected."

Proposal 1 Election of Directors, page 13

4. We note the following statement: "The enclosed **BLUE** proxy card will not be voted for more than two candidates or for anyone other than the Board's nominees or designated substitutes." Please confirm that in the event that the Board selects a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

* * *

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions